SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






               RYANAIR TO CARRY A RECORD 1.25 MILLION PASSENGERS
                        OVER CHRISTMAS - UP 63% ON 2002!

                       THE RYANAIR CHRISTMAS RUSH IS ON!

Ryanair, Europe's No.1 low fares airline, today (22nd Dec 03) announced it will carry a record 1.25 million passengers over the Christmas holidays this year. This represents a massive increase of 63% over the same period in 2002.

Commenting today, Ryanair's Deputy Chief Executive, Michael Cawley said:
"This year will be our busiest Christmas ever, with over 1.25 Million people choosing to fly on Ryanair's 146 routes throughout 16 European countries on our 500+ daily scheduled flights over the festive season. This year yet again, Christmas travellers are voting with their feet, and boosting our traffic by a whopping 63% compared to the same period last year.

"It's not surprising that Ryanair, with Europe's lowest air fares and the No.1 record amongst Europe's major airlines for punctuality, is the people's choice!

"This is traditionally one of the busiest periods of the year for the airline industry, and those still wishing to book Ryanair low fares this Christmas should do so immediately at www.ryanair.com"

Ends      22nd December 2003

For Further information:

Paul Fitzsimmons - Ryanair - Tel : 00 353 1 812 1228

Pauline McAlester - Murray Consultants - Tel : 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 December 2003             By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director